Exhibit 21

Belport Capital Fund LLC Subsidiaries (as of December 31, 2005)

Name	Jurisdiction of Incorporation
Bel Holdings LLC	Delaware
Bel Multifamily Property Trust	Maryland
Belport Realty Corporation	Delaware
Monadnock Property Trust, LLC	Delaware